12010265

SEC Mail Processing Section

FEB 24 2012

Washington, DC 123

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

TPR Investments, L.P.

4 Waterway Court
(No. and Street)

The Woodlands (City) Texas (State) 77380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tristan P. Renz (281) 681-1640
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 2/29/12

3/1/12

OATH OR AFFIRMATION

I, Tristan P. Renz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPR Investments, L.P., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Designated Principal
Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2015

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**The Company is exempt from the filing of the SIPC Supplement Report as net operating revenues are less that $500,000.*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
TPR Investments, L.P.

We have audited the accompanying statement of financial condition of TPR Investments, L.P. (the Company) as of December 31, 2011, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPR Investments, L.P. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 21, 2012

TPR Investments, L.P.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 2,048,652
Deposits with clearing broker/dealer	101,939
Investments in contracts	192,379
Property and equipment, net of accumulated depreciation of $341,183	300,788
Other assets	9,888
Total assets	$ 2,653,646
LIABILITIES AND PARTNERS' CAPITAL	
Accounts payable and accrued expenses	$ 9,285
Current maturities of long-term debt	9,681
Long-term debt, net of current maturities	292,105
Total liabilities	311,071
Partners' capital	2,342,575
Total liabilities and partners' capital	$ 2,653,646

See notes to financial statements.

TPR Investments, L.P.

STATEMENT OF OPERATIONS
Year ended December 31, 2011

Revenues	
Trading profits	$ 752
Dividend and interest income	3,564
Total revenues	4,316
Expenses	
Clearing costs	2,020
Depreciation	18,378
Insurance	605
Legal and professional fees	42,306
Regulatory fees	2,650
Subscriptions	30,003
Other	14,688
Total expenses	110,650
Net loss before other losses, other expenses and income taxes	(106,334)
Other Losses and Expenses	
Unrealized loss on investments in contracts	177,615
Interest expense	8,061
Total other losses	185,676
Net loss before income taxes	(292,010)
Income taxes - state	-
Net loss	$ (292,010)

See notes to financial statements.

TPR Investments, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
Year ended December 31, 2011

	Limited partner 99.99%	General partner 0.01%	Total
Partners' capital at December 31, 2010	$ 2,628,712	$ 4,192	$ 2,632,904
Net loss	(291,981)	(29)	(292,010)
Contributions	1,681	-	1,681
Partners' capital at December 31, 2011	$ 2,338,412	$ 4,163	$ 2,342,575

See notes to financial statements.

TPR Investments, L.P.

STATEMENT OF CASH FLOWS
Year ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(292,010)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		18,378
Unrealized loss on investments in contracts		177,615
Change in assets and liabilities		
Increase in deposits with clearing broker/dealer		(6)
Decrease in other assets		3,526
Increase in accounts payable and accrued expenses		6,778
Net cash used in operating activities		(85,719)
Cash flows from financing activities:		
Principal payments on long term debt		(9,715)
Partner contributions		1,681
Net cash used in financing activities		(8,034)
Net decrease in cash and cash equivalents		(93,753)
Cash and cash equivalents, beginning of year		2,142,405
Cash and cash equivalents, end of year	$	2,048,652
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	-
Cash paid for interest	$	8,061

See notes to financial statements.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

TPR Investments, L.P. (the Partnership) was formed in November 2000 as a Texas limited partnership. The Partnership's operations consist of providing investment services in fixed-income securities primarily to U.S. financial institutions which administer float forward contracts that are owned by the Partnership. The Partnership is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership will continue in existence until December 31, 2050, unless earlier dissolved under the Partnership Agreement (the Agreement).

The Partnership operates pursuant to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Partnership is managed by TPR Management Company, LLC, its general partner (General Partner). The General Partner receives no compensation for its management services. Tristan P. Renz is the managing and sole member of the General Partner as well as the Limited Partner. Tristan P. Renz is active in the day to day operations of the partnership. He receives no compensation but does take periodic distributions from the partnership.

Partnership profits, losses, and other items are allocated among the Partners in accordance with their Sharing Ratios, as defined in the Agreement.

1. Basis of Accounting

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

2. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Investments in Contracts

Investments in contracts are recorded at their estimated fair value, as described in Note C. Investments in contracts consist of investment contracts which give the Partnership reinvestment rights of particular government security portfolios (Float Forward Contracts). The increase or decrease in fair value primarily relates to changes in interest rates and is credited to or charged to operations.

5. Property and equipment

Property and equipment is stated at cost less accumulated depreciation and includes furniture and fixtures, computer equipment and software, office equipment, and building. Depreciation of property and equipment is provided using the straight-line method based on estimated useful lives of 1 to 27 ½ years.

6. Trading profits

Trading profits and the related expenses are recorded on a trade date basis as securities transactions occur. Revenue from trading profits is primarily recognized from the buying and selling of governmental securities from the reinvestment rights of investments in contracts.

7. Income Taxes

Taxable income or loss of the Partnership is includible in the income tax returns of the Partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. At December 31, 2011, open federal tax years subject to examination include the tax years ended December 31, 2008 to December 31, 2010. The Partnership is subject to Texas state tax.

8. Indemnifications/Off Balance Sheet Risk

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE B – CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance includes cash held at two banks and money market funds held by National Financial Services, LLC, the Partnership's clearing broker-dealer, in the Partnership's name.

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Partnership has adopted authoritative fair valuation accounting standards which establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. These standards require additional disclosures about the various inputs and valuation techniques used to develop the measurements of fair value and a discussion in changes in valuation techniques and related inputs during the period and expanded disclosure of valuation levels for major security types. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted upadjusted prices for identical instruments in active markets to which the Partnership has access at the date of measurement.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers.

Level 3 – Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Partnership's own assumptions that market participants would use to price the asset or liability based on the best information available.

Following is a description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis.

The Partnership's investments in contracts are carried at fair value. The investments in contracts consist of Float Forward Contracts which give the Partnership reinvestment rights of particular government portfolios and are categorized as level 2 of the fair value hierarchy. Fair value of the investments in contracts has been measured based on the present value of the estimated future float reinvestment earnings. Estimated future float reinvestment earnings are calculated using the future available amounts of reinvestment rights at the estimated one-month forward T-bill rate over the period of time available to the Partnership to reinvest. The estimated fair value fluctuates primarily based on interest rates.

The present value of the estimated future float reinvestment earnings broken down by years to maturity is as follows:

Years to maturity	Amount
0-2	$ 39,812
3-5	47,827
6-10	67,180
11-20	37,560
Total investment in contracts	$ 192,379

The Partnership's long-term debt approximates fair value due to the fact that it bears interest at a rate which represents a current market rate.

Substantially all of the Partnership's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The following table summarizes the valuation of the Partnership's investments by the fair value hierarchy levels as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Assets				
Investments in contracts	$ -	$ -	$ 192,379	$ 192,379

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2011, the Partnership transferred investments in contracts from level 2 to level 3.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 are summarized as follows:

	Cost	Useful Life
Furniture and fixtures	$ 60,939	5 years
Computer equipment and software	163,122	1-3 years
Office equipment	6,606	5 years
Building	411,304	27.5 years
	641,971	
Less accumulated depreciation	(341,183)	
	$ 300,788	

Depreciation expense for the year was $18,378.

NOTE E – LONG-TERM DEBT

Long-term debt, net of current maturities, is as follows at December 31, 2011:

	Amount
Mortgage note payable	$292,105

The Partnership entered into a mortgage with Woodforest National Bank on May 27, 2004. The mortgage has a maturity date of June 1, 2034. The mortgage bears interest at the 6 month average London Interbank Offered Rate ("LIBOR") plus 2.200% rounded to the nearest one-eighth of one percentage point (0.125%). The mortgage interest rate cannot increase or decrease in any six month period by more than 1.000%. The interest rate on the mortgage note was 2.875% at December 31, 2011. The note is collateralized by the building financed. The carrying value of the building at December 31, 2011 is $297,765. The mortgage note includes a call option, under which on the first day of the month following five years from the original date of the note, and on that day annually until maturity, the bank may, at its discretion, exercise a call option to accelerate the unpaid balance due and owing on the note. Interest expense relating to the mortgage payable was $8,061 for the year ended December 31, 2011.

Future contractual maturities of long-term debt are as follows, unless the call option is exercised, then the entire amount may be due:

Years ending	
2013	$ 9,963
2014	10,254
2015	10,552
2016	10,860
Thereafter	250,476
Total	$ 292,105

NOTE F – MINIMUM CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2011, the Partnership had net capital of $1,810,737 which exceeded its required net capital of $100,000 by $1,710,737. The Partnership's aggregate indebtedness to net capital ratio at December 31, 2011 was .17 to 1.

NOTE G – CONCENTRATIONS

The Partnership has cash held at a national bank totaling $789,769 or approximately 30% of its total assets. This amount exceeded the federally insured limit of $250,000 by $539,769 at December 31, 2011. This at-risk amount is subject to fluctuations on a daily basis.

The Partnership has cash equivalents and clearing deposits totaling $1,357,337, or approximately 51% of its total assets, due from or held by its clearing broker/dealer. The cash equivalents of $1,255,398 and $51,939 of the clearing deposits are held in money market funds earning 0.01% at December 31, 2011.

The sole member of the General Partner generates a majority of the partnership revenue.

NOTE H – SUBSEQUENT EVENTS

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2011, through February 21, 2012, the date the financial statements were available to be issued.

There are no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Partnership's financial statements.

SUPPLEMENTAL INFORMATION

TPR Investments, L.P.

Schedule I
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
December 31, 2011

Computation of Net Capital

Total capital qualified for net capital	$ 2,342,575
Deductions and\or charges	
Non-allowable assets:	
Restricted cash	2,636
Investments in contracts	192,379
Property and equipment, net	300,788
Other assets	9,888
Total deductions and\or charges	505,691
Net capital before haircuts on securities positions	1,836,884
Haircut on money market funds	26,147
Net capital	$ 1,810,737
Minimum net capital requirement (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	100,000
Net capital in excess of required amount	$ 1,710,737
Aggregate indebtedness	$ 311,071
Ratio of aggregate indebtedness to net capital	.17 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as filed by TPR Investments, L.P. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Partnership is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Partners
TPR Investments, L.P.

In planning and performing our audit of the financial statements of TPR Investments, L.P. (the Partnership), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 21, 2012